[redacted]

SECU 04003036 IISSION

AM 3/16/2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden Hours per response...12.00

SEC FILE NUMBER
8- 47604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glenwood Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

RECD S.E.C. FEB 27 2004 516

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 30th Fl.
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Sofferman — 516-487-4070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

185 Great Neck Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

AM 3.18.2004

OATH OR AFFIRMATION

I, Regina McCarthy Warren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glenwood Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ENRICA SARASKY
Notary Public, State of New York
No. 01SA5084172
Qualified in Nassau County
Commission Expires September 2, ~~19~~ 2005

Regina McCarthy Warren
Signature

President
Title

Enrica Sarasky
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

GLENWOOD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Glenwood Securities, Inc.
14 Wall Street, 30th Floor
New York, NY 10005

February 10, 2004

New York Stock Exchange
Data Control Section
20 Broad Street
New York, NY 10005

To the New York Stock Exchange:

In accordance with Rule 418.15 of the New York Stock Exchange, we attest that the annual financial statements and operational reports, for the year ended December 31, 2003 filed with the Exchange, shall be made available to all members or allied members of the organization.

Regina McCarthy Warren

Regina McCarthy Warren, CEO and
Chief Financial Officer
Glenwood Securities, Inc.

GLENWOOD SECURITIES, INC.

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

	Pages
Annual Audit Report Form X-17A5 Part III	1-2
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of (Loss)	5
Statement of Retained Earnings	6
Statement of Cash Flows	7
Notes to Financial Statements	8-11
Supplemental Schedule of Computation of Net Capital	12-13
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	14-16
Independent Auditors' Report of Difference Between Audited Report and Focus Report	17

LS

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Glenwood Securities, Inc.
14 Wall Street, 30th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of Glenwood Securities, Inc. as of December 31, 2003, and the related statements of loss, retained earnings, cash flows, and the statement of 15 c 3-1 net capital computation for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glenwood Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman + Co., LLP

Great Neck, NY
February 5, 2004

GLENWOOD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash - checking	$ 1,568	
- money market	1,601	
		$ 3,169
Deposit account		100,015
Commissions receivable		265,157
Prepaid taxes		4,128
		372,469
Office equipment	15,500	
Less: accumulated depreciation	15,500	
		-
Investment in NASD		3,300
		$375,769

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses		$ 74,527
Stockholders' equity:		
Common stock, $100 par value, 100 shares authorized; issued and outstanding 100 shares	$ 10,000	
Retained earnings	291,242	
		301,242
		$375,769

See accompanying notes to financial statements.

GLENWOOD SECURITIES, INC.

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2003

Income:		
Commissions	$3,277,456	
Other income	650,000	
Interest income	1,258	
		$3,928,714
Expenses:		
Officer's salary	945,500	
Salaries - clerks	1,360,258	
Floor clerk expenses	38,138	
Seat lease expense	239,385	
Floor brokerage	450,722	
New York Stock Exchange expenses	135,572	
Travel, entertainment and promotion	164,338	
Error account losses	50,370	
Employee benefits	114,940	
Telephone	136,415	
Payroll taxes	120,451	
Professional fees	41,632	
Office expenses	35,375	
Insurance	12,470	
New York state and city corporation taxes	23,419	
Pension expense	128,896	
Clearance charges	83,317	
Charitable donations	8,425	
Dues and fees	15,173	
		4,104,796
Net (loss)		($ 176,082)

See accompanying notes to financial statements.

GLENWOOD SECURITIES, INC.

STATEMENT OF RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$467,324
Net (loss)	(176,082)
Balance, December 31, 2003	$291,242

See accompanying notes to financial statements.

GLENWOOD SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net (loss)	($176,082)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in error account	8
Decrease in deposit account	78
Decrease in commissions receivable	123,965
Decrease in prepaid taxes	6,825
Decrease in miscellaneous receivable	32,500
(Decrease) in accrued expenses	(22,406)
Total adjustments	140,970
Net cash (used) by operating activities	(35,112)
Net (decrease) in cash	(35,112)
Cash, beginning	38,281
Cash, ending	$ 3,169
Supplemental disclosures:	
Interest expense	$ 197
NYS and NYC corporation taxes paid during year	$ 16,423

See accompanying notes to financial statements.

GLENWOOD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. Statement of Significant Accounting Policies:

Organization:

The company was incorporated under the laws of the State of New York on January 7, 1995 and was authorized to do business in New York. It is a member of the New York Stock Exchange and operates as a floor broker, and is also a member of the National Association of Securities Dealers, Inc.

Deposit Account:

The corporation has $100,015 on deposit with La Branche Financial Services, Inc., a New York Stock Exchange member. Glenwood Securities, Inc.'s good faith deposit must be increased so that it will represent no less than 30% of its commitment. Glenwood Securities, Inc. has agreed to maintain a good faith deposit of $100,000.

Error Account:

The company also maintains an error account with La Branche Financial Services, Inc., which had a zero balance at December 31, 2003.

Income Taxes:

The corporation has elected to be taxed as an "S" corporation under the Internal Revenue Code for federal and state income tax purposes. Such election allows income to be taxed directly to the stockholders. Accordingly, no provision has been made for federal and state income taxes, other than the minimum required by New York State. Provision has been made, however, for New York City corporation tax.

Concentration of Risk:

As of December 31, 2003, the HSBC bank statement indicated a balance of $320,759. Funds deposited with a single financial institution are insured up to $100,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC). Should the bank become unable to meet its obligations, losses could be incurred by the company.

1. Statement of Significant Accounting Policies (continued):

Concentration of Risk (continued):

Also see Note 5 - Servicing Agreement.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commitments and Contingencies:

The company has two operating leases for seats on the New York Stock Exchange. The first lease is for $190,000, payable in equal monthly installments of $15,833, starting on December 15, 2003 and terminating on December 15, 2004. The second lease is for $10 per year, starting on December 15, 2002 and terminating on December 15, 2004.

The company intends to renew these leases as they expire. The leases may be cancelled upon 15 days written notice for certain violations of the lease agreements. Future minimum lease payments, are as follows:

2004	$182,093

2. Net Capital Requirements:

Glenwood Securities, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital

2. Net Capital Requirements (continued):

ratio would exceed 10 to 1). At December 31, 2003, Glenwood Securities, Inc. had net capital of $292,507 after eliminating non-allowable assets. This was $287,507 in excess of its required net capital. Glenwood Securities, Inc.'s net capital ratio was .2548 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional investors and broker/dealers. The company's transactions are collateralized and are principally executed with and on behalf of broker/dealers and other financial institutions. The company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing broker provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Pension Expense:

The company has a money-purchase pension plan for all employees who meet plan eligibility requirements whereby it contributes to the plan based on the participants compensation. The company also has provisions for additional salary deferral under Internal Revenue Code Section 401(k). Company contributions to this plan are

4. Pension Expense (continued):

discretionary and are determined annually by the company. For the year ended December 31, 2003, contributions by the company to the plans were $128,896.

5. Servicing Agreement:

The company entered into a Servicing Agreement with W.P. Stewart Securities Limited, a Bermuda limited liability company (WPSSL) on January 5, 1998. WPSSL, a registered broker-dealer, agrees to pay the company a monthly fee to provide certain trading execution services. This agreement commenced January 5, 1998 and continued until January 6, 2000. However, the agreement continues for consecutive one year periods unless terminated. The agreement can be terminated by either party for any reason upon written notice to the other party no less than 60 days prior to the end of the term. WPSSL was obligated to pay a minimum of $62,500 per month for the months January 2003 through March 2003 and $51,389 per month for April 2003 through December 2003. For 2003, the company received $650,000 under this agreement, which has been included in other income on the income statement.

6. Investment in NASD:

The company has invested $3,300 for 11 shares of stock in the National Association of Securities Dealers, Inc. There is no public market for such shares.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Glenwood Securities, Inc. as of 12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 301,242	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			301,242	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 301,242	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 8,735	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(8,735)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 292,507	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 292,507	3750

OMIT PENNIES

Reconciliation with Glenwood Securities, Inc. computation - included on Part IIA of Form X-17A-5 as of December 31, 2003 filed January 2004.

Net capital as reported in Glenwood Securities, Inc. Part IIA unaudited focus report	$ 295,795
Net income adjustments	(3,288)
Net capital per above	$ 292,507

Non-allowable assets:

Commissions receivable - aged	$ 1,307
Prepaid taxes	4,128
Investment in NASD	3,300
	$ 8,735

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Glenwood Securities, Inc. as of 12/31/03

COMPUTATION OF NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6 2/3% of line 19)			$ 4,968	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 287,507	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 285,054	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 74,527	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ * 74,527	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 25.48	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* Reconciliation with Glenwood Securities, Inc.'s computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2003 filed in January 2004:

Aggregate indebtedness as reported in Glenwood Securities, Inc.'s Part IIA unaudited focus report	$	68,670
Net income adjustments		5,857
Aggregate indebtedness per above	$	74,527

LS

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Glenwood Securities, Inc.
14 Wall Street
30th Floor
New York, NY 10005

In planning and performing our audit of the financial statements of Glenwood Securities, Inc. for the period ended December 31, 2003, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Glenwood Securities, Inc. that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Glenwood Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Glenwood

Securities, Inc. are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by two individuals and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2003 to December 31, 2003.

This report is intended solely for the use of Glenwood Securities, Inc., the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman + Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
February 5, 2004

LS

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT OF DIFFERENCES BETWEEN AUDITED REPORT AND FOCUS REPORT DECEMBER 31, 2003

Glenwood Securities, Inc.
14 Wall Street
New York, NY 10005

In performing our audit of Glenwood Securities, Inc. for the period ended December 31, 2003, we made adjustments that affected the December 31, 2003 focus report Form X-17A-5. The adjustments were as follows:

A) Increase in year end income accrual	$ 2,552
B) Increase in accrued expenses	(12,665)
C) Decrease in nonallowable assets	6,825
	($ 3,288)

The net capital after haircuts as reported on our December 31, 2003 audited report was $292,507; the net capital after haircuts as reported on the December 31, 2003 focus report Form X-17A-5was $295,795. This report was not prepared by us. The difference between these figures is $3,288 as indicated above.

Lipner, Sofferman + Co., LLP

LIPNER, SOFFERMAN & CO., LLP